Filed Pursuant to Rule 433
Registration No. 333-130929
Issuer Free Writing Prospectus
December 11, 2007
Pricing Term Sheet
Washington Mutual, Inc.
7.75% Series R Non-Cumulative Perpetual Convertible Preferred Stock
     The following information supplements the Preliminary Prospectus Supplement, dated December 10, 2007, to the Prospectus, dated January 9, 2006, filed pursuant to Rule 424(b)(5).

Issuer:	Washington Mutual, Inc.

Title of Securities:	7.75% Series R Non-Cumulative Perpetual Convertible Preferred Stock

Aggregate liquidation preference offered:	$3,000,000,000 of liquidation preference

Number of shares issued:	3,000,000

Liquidation preference per share:	$1,000

Over-allotment option:	None

Price to the public:	100% of liquidation preference ($1,000 per share)

Underwriting discounts and commissions:	$30 per share

Proceeds to Issuer (before expenses):	$970 per share

Maturity:	Perpetual

Annual dividend rate (Non-Cumulative):	7.75% on the per share liquidation preference of $1,000 per share

Dividend payment dates:	March 15, June 15, September 15, and December 15 of each year (or the following business day if such date is not a business day), commencing on March 15, 2008.

NYSE closing price of Issuer’s common stock on December 11, 2007:	$17.42 per share

Conversion right:
Each share of the Series R Preferred Stock may be converted at any time, at the option of the holder, into 47.0535 shares of common stock (which reflects an approximate initial conversion price of $21.25 per share of common stock) plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Mandatory conversion at Issuer’s option:	On or after December 18, 2012, the Issuer may, at its

option, at any time or from time to time cause some or all of the Series R Preferred Stock to be converted into shares of common stock at the then applicable conversion rate if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date we give notice of mandatory conversion, the closing price of common stock exceeds 130% of the then applicable conversion price of the Series R Preferred Stock.

Conversion upon fundamental change:
If the reference price in connection with a fundamental change is less than the applicable conversion price, each share of Series R Preferred Stock may be converted during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $8.71, which is 50% of the closing price of the Issuer’s common stock on the date of the prospectus supplement, subject to adjustment. If the reference price is less than $8.71, holders will receive a maximum of 114.8106 shares of common stock per share of Series R Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Series R Preferred Stock.

Make-whole shares upon certain acquisitions:	The following table sets forth the number of make-whole shares per share of Series R Preferred Stock for each stock price and effective date set forth below:

Stock Price
Effective Date	$17.42	$18	$19	$20	$21	$22.5	$25	$27.5	$30	$35	$40	$50	$75	$100	$150
12/18/2007	10.3518	10.0182	9.4909	9.0164	8.5870	8.0146	6.9301	6.0271	5.3122	4.2519	3.5065	2.5315	1.3391	0.7867	0.2957
12/15/2008	10.3518	10.0182	9.4909	8.8877	8.2210	7.3636	6.2285	5.3658	4.6931	3.7169	3.0479	2.1939	1.1693	0.6942	0.2645
12/15/2009	10.3518	9.6391	8.7506	7.9822	7.3149	6.4651	5.3622	4.5419	3.9157	3.0400	2.4681	1.7647	0.9503	0.5718	0.2214
12/15/2010	10.3518	8.7339	7.8038	7.0020	6.3141	5.4400	4.3369	3.5444	2.9678	2.2153	1.7606	1.2470	0.6831	0.4190	0.1673
12/15/2011	10.3518	7.9063	6.8924	6.0099	5.2437	4.2824	3.0861	2.2864	1.7524	1.1682	0.8920	0.6270	0.3553	0.2248	0.0966
12/15/2012	10.3518	7.5718	6.4538	5.4498	4.5436	3.3464	1.6714	0.2498	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	10.3518	7.5718	6.4538	5.4498	4.5436	3.3464	1.6714	0.2498	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock price and effective dates may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $150.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series R Preferred Stock; and

•	if the stock price is less than $17.42 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series R Preferred Stock.

Trade date:	December 12, 2007

Settlement date:	December 17, 2007

CUSIP / ISIN:	939322 814 / US9393228146

Joint Book-Running Managers:	Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co.

Senior Co-Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Greenwich Capital Markets, Inc. and UBS Securities LLC

Junior Co-Managers:	BNY Capital Markets, Inc., Cabrera Capital Markets, LLC, Keefe, Bruyette & Woods, Inc., Samuel A. Ramirez & Company, Inc. and The Williams Capital Group, L.P.

Listing:	The Issuer has applied to list the Series R Preferred Stock on the New York Stock Exchange under the symbol “WM PrR.” If the application is approved, the Issuer expects trading in the Series R Preferred Stock to begin within 30 days of December 17, 2007, the original issue date. The Issuer’s common stock is listed on the New York Stock Exchange under the symbol “WM.”

Use of proceeds:	The Issuer expects to receive net proceeds from this offering of approximately $2.9 billion, after expenses and underwriting discounts and commissions. The Issuer intends initially to contribute up to $1.0 billion of the net proceeds from this offering to Washington Mutual Bank, its principal bank subsidiary, as additional capital, and retain the remaining net proceeds at the holding company for general corporate purposes.
Additional Information:
Ratings: On December 11, 2007, the Issuer’s long-term ratings were downgraded by Moody’s (from A3 (negative) to Baa2 (stable)) and Fitch (from A (negative) to A- (negative)), and assigned a negative outlook by DBRS.
Capitalization: As of September 30, 2007, as adjusted to give effect to the issuance by Washington Mutual Preferred Funding Trust IV of $1,000,000,000 of its Fixed-to Floating Rate Perpetual Non-Cumulative Trust Securities, the issuance by the Issuer of $500,000,000 of its 7.250% Subordinated Notes due November 1, 2017, and this offering, Series R preferred stock would have been $2,900 million (assuming estimated offering expenses of approximately $2.5 million), accumulated other comprehensive loss would have been $(390) million, retained earnings would have been $21,264 million, total stockholders’ equity would have been $26,865 million and total liabilities and stockholders’ equity would have been $333,010 million.
Structuring Fee: In addition to the underwriting discount, the Issuer has agreed to pay to each of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated a structuring fee in the amount $3.75 million in connection with advisory services provided to the Issuer in connection with this transaction.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Lehman Brothers Inc. toll free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman, Sachs & Co. toll free at 1-866-471-2526.
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